

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 6, 2017

<u>Via E-mail</u>
Johnny S. Smith
President and Chief Executive Officer
Community First Bancshares, Inc.
3175 Highway 278
Covington, GA 30014

> **Re: Community First Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 12, 2016**
> **File No. 333-215041**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Grow our loan portfolio prudently . . . , page 3

1.   Please balance the discussion by disclosing the added risks of commercial lending. Add a cross-reference to the risk factor disclosure on page 19.

Risk Factors

There may be a limited trading market in our common stock . . . , page 27

2.   Please revise to describe in greater detail the "certain conditions" that must be fulfilled in connection with the listing of your common stock on the Nasdaq Capital Market.

The Reorganization and Offering

How We Determined the Stock Pricing . . . , page 110

3.   We note that there appears to be a significant variation in asset size among the peer group companies, as referenced on page 6. Please revise to explain in greater detail how RP Financial concluded that these companies could be considered the company's "peers" and therefore used in determining its appraised value.

Notes to Financial Statements for the Years Ended September 30, 2016 and 2015

Note 1 – Summary of Significant Accounting Policies, page F-6

Recent Accounting Pronouncements, page F-7

4.   We note from your disclosure on page 17 that you qualify as an emerging growth company (EGC) and that you have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements (i.e. to comply with new or amended accounting pronouncements in the same manner as a private company). Please revise your disclosures to clarify that the adoption dates you have provided are for non-EGCs. In addition, expand your disclosure to specify the dates on which adoption is required and the date on which you plan to adopt the recently issued accounting standards, assuming you still remain an emerging growth company at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ David Lin for

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Ned Quint, Esq.